UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

WuXi PharmaTech (Cayman) Inc.

(Name of the Issuer)

WuXi PharmaTech (Cayman) Inc.

New WuXi Life Science Holdings Limited

New WuXi Life Science Limited

WuXi Merger Limited

Dr. Ge Li

G&C Partnership L.P.

ABG II-WX Limited

Boyu Capital Fund II, L.P.

Hillhouse Capital Fund II, L.P.

Ping An Life Insurance Company of China Ltd.

Temasek Life Sciences Private Limited

Dr. Ning Zhao

Mr. Xiaozhong Liu

Mr. Zhaohui Zhang

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.02 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

929352102*

(CUSIP Number)

WuXi PharmaTech (Cayman) Inc. 288 Fute Zhong Road China (Shanghai) Pilot Free Trade Zone Shanghai, 200131 People’s Republic of China Telephone: +86 21 5046 3716

Dr. Ge Li

New WuXi Life Science Holdings Limited

New WuXi Life Science Limited

WuXi Merger Limited

G&C Partnership L.P.

Dr. Ning Zhao

Mr. Xiaozhong Liu

Mr. Zhaohui Zhang

288 Fute Zhong Road

China (Shanghai) Pilot Free Trade Zone

Shanghai, 200131

People’s Republic of China

Telephone: +86 21 5046 3716

ABG II-WX Limited Unit 3002-3004 30th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3121-9699	Boyu Capital Fund II, L.P. Suite 1508 15/F, Hutchison House 10 Harcourt Road, Central Hong Kong Telephone: +852 3987 1788

Hillhouse Capital Fund II, L.P.

27 Hospital Road

George Town, Grand Cayman

KY1-9008 Cayman Islands

Telephone: +1 345 814 6831

Temasek Life Sciences Private Limited

60B Orchard Road, #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Telephone: +65 6828 6828

Ping An Life Insurance Company of China Ltd.

9/F, 10/F, and 11/F, Galaxy Development Center,

Fu Hua No. 3 Road Futian District,

Shenzhen, Guangdong Province

People’s Republic of China

Telephone: +86 21 3864 1637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Steven J. Gartner, Esq. Jeffrey S. Hochman, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 United States of America Telephone: +1 212 728 8000	Kurt J. Berney, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111 Telephone: +1 415 984 8989

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught, Central Hong Kong Telephone: +852 3972 4955	Michael G. DeSombre, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong Telephone: +852 2826 8696

Akiko Mikumo, Esq. Steve Xiang, Esq. Tim Gardner, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Telephone: +852 3476 9000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation**	Amount of Filing Fee***
$3,217,726,846.90	$373,899.86****

*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing eight ordinary shares.
**	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $5.75 per share for the 542,242,050 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 782,800 ordinary shares issuable under all outstanding and unexercised options multiplied by $4.1905 per share (which is the difference between the $5.75 per share merger consideration and the weighted average exercise price of $1.5595 per share) plus (c) the product of 16,792,128 restricted stock units multiplied by $5.75 per unit ((a), (b), and (c) together, the “Transaction Valuation”)).
***	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.
****	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “transaction statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) WuXi PharmaTech (Cayman) Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.02 per share (each, a “Share”), including the Shares represented by American Depositary Shares (“ADSs”), each representing eight Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New WuXi Life Science Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (c) New WuXi Life Science Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) WuXi Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Dr. Ge Li, chairman of the board of directors, chief executive officer and one of the founders of the Company (“Dr. Li” or the “Chairman”); (f) G&C Partnership L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“G&C LP”); (g) ABG II-WX Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“ABG”); (h) Boyu Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Boyu”); (i) Hillhouse Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Hillhouse”); (j) Ping An Life Insurance Company of China. Ltd., a joint stock limited company incorporated under the laws of the People’s Republic of China (“Ping An”); (k) Temasek Life Sciences Private Limited, a company incorporated under the laws of Singapore (“Temasek,” and, together with G&C LP, ABG, Boyu, Hillhouse and Ping An, the “Sponsors”); (l) Dr. Ning Zhao, senior vice president of operations, head of corporate human resources and director of the Company (“Dr. Zhao”); (m) Mr. Xiaozhong Liu, executive vice president and a director of the Company (“Mr. Liu”); and (n) Mr. Zhaohui Zhang, senior vice president of operations, head of domestic marketing and a director of the Company (“Mr. Zhang”).

On August 14, 2015, Parent, Merger Sub and the Company entered into the Agreement and Plan of Merger, dated as of August 14, 2015 (the “merger agreement”). The merger agreement provides for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Holdco is the sole shareholder of Parent. At the effective time of the merger (the “effective time”), Holdco will be beneficially owned by Dr. Li, the Sponsors, and Dr. Zhao.

If the merger is completed, each Share, other than the Shares described in paragraphs (a) and (b) below, issued and outstanding immediately prior to the effective time will be cancelled and cease to exist in exchange for the right to receive $5.75 and each ADS issued and outstanding immediately prior to the effective time will represent the right to receive $46.00 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. If the merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the effective time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	59,295 Shares and 1,011,622 ADSs held by the Chairman and NGM Family 2006 Irrevocable Trust (together with the Chairman, the “Chairman Parties”), 1,177,079 ADSs held by Hillhouse, 651,892 Shares and 49,514 ADSs held by Mr. Liu, 5,778,304 Shares held by Mr. Zhang, three Shares held directly by Dr. Zhao and 148,493 ADSs held by J.P. Morgan Trust Company of Delaware as Trustee of Li Children’s 2006 Irrevocable Trust, for which Dr. Zhao is the investment advisor and exercises dispositive and voting power (together with the Shares and ADSs held by the Chairman Parties, Hillhouse, Mr. Liu and Mr. Zhang, the “Rollover Shares”), any Shares held by Parent, the Company or any of their subsidiaries, and any Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance and allocation pursuant to the Share Incentive Plan, in each case issued and outstanding immediately prior to the effective time, will be cancelled without payment of any consideration or distribution therefor; and

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (2013 Revision) (the “Cayman Islands Companies Law”), which will be cancelled and will entitle the former holders thereof to receive the fair value of such Shares determined in accordance with the Cayman Islands Companies Law.

In addition to the foregoing, at the effective time, (i) each option to purchase Shares granted under the Company’s 2007 Employee Share Incentive Plan (the “Share Incentive Plan”) that is outstanding and unexercised immediately prior to the effective time, whether or not vested or exercisable, will be cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), cash equal to the product of (a) the excess, if any, of the per Share merger consideration over the exercise price of such option and (b) the number of Shares underlying such option, provided that, if the exercise price of any such option is equal to or greater than the per Share merger consideration, such option shall be cancelled without any payment therefor, and (ii) each restricted share and restricted stock unit awarded under the Share Incentive Plan that is outstanding immediately prior to the effective time will be cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), an amount equal to the per Share merger consideration, in cash. All such payments will be made without interest and net of any applicable withholding taxes.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the merger (the “plan of merger”) and the transactions contemplated by the merger agreement and the plan of merger (collectively, the “transactions”), including the merger, must be authorized and approved by (i) a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy at the extraordinary general meeting of the Company’s shareholders, and (ii) holders of a majority of the Shares (including Shares represented by ADSs), other than the Shares held by Parent, the Chairman Parties and the Sponsors and their affiliates, that are present and voting in person or by proxy at the extraordinary general meeting of the Company’s shareholders.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this transaction statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the consummation of the transactions, including the merger. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this transaction statement shall have the meanings given to them in the proxy statement.

All information contained in this transaction statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)	Prior Public Offerings. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

(f)	Prior Stock Purchases. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. WuXi PharmaTech (Cayman) Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law (2013 Revision)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger Agreement”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Opinion of Credit Suisse, Financial Advisor to Special Committee”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

•	“Annex B— Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

•	“Annex B—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

•	“Annex B—Opinion of Credit Suisse Securities (USA) LLC, Financial Advisor to the Special Committee”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Support Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Support Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2013 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, originally filed on April 15, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the three-month periods and six-month periods ended June 30, 2015 and June 30, 2014 are incorporated herein by reference to the Company’s Report on Form 6-K dated August 17, 2015.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company, dated , 2015 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated August 14, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 14, 2015.

(b)-(1)*	Debt Commitment Letter, by and among WuXi Merger Limited, Ping An Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., dated August 14, 2015.

(b)-(2)*	Debt Commitment Letter, by and among Group & Cloud Limited, Ping An Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., dated August 14, 2015.

(b)-(3)*	Equity Commitment Letter, by and between ABG II-WX Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(4)*	Equity Commitment Letter, by and between Boyu Capital Fund II, L.P., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(5)*	Equity Commitment Letter, by and between Hillhouse Capital Fund II, L.P., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(6)*	Equity Commitment Letter, by and between Ping An Life Insurance Company of China. Ltd., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(7)*	Equity Commitment Letter, by and between Temasek Life Sciences Private Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(8)*	Equity Commitment Letter, by and between Group & Cloud Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(9)*	Equity Commitment Letter, by and between Dr. Ge Li and Group & Cloud Limited, dated August 14, 2015.

(b)-(10)	Support Agreement, by and among New WuXi Life Science Limited, New WuXi Life Science Holdings Limited, G&C Partnership L.P., Hillhouse Capital Fund II, L.P. and certain management shareholders of WuXi PharmaTech (Cayman) Inc., dated August 14, 2015, incorporated herein by reference to Annex D to the Proxy Statement.

(b)-(11)*	Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., dated May 11, 2015.

(b)-(12)*	Amended and Restated Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Fund II, L.P., and Ping An Insurance (Group) Company of China. Ltd., dated July 2, 2015.

(b)-(13)*	Amendment to the Amended and Restated Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Temasek

Life Sciences Private Limited, Hillhouse Fund II, L.P., Ping An Insurance (Group) Company of China. Ltd., G&C Partnership L.P., Hillhouse Capital Fund II, L.P., and Ping An Life Insurance Company of China, Ltd., dated August 14, 2015.

(b)-(14)*	Interim Investors Agreement, by and among Dr. Ge Li, G&C Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Capital Fund II, L.P., Ping An Life Insurance Company of China, Ltd., New WuXi Life Science Holdings Limited, New WuXi Life Science Limited, and WuXi Merger Limited, dated August 14, 2015.

(b)-(15)*	Limited Guarantee of ABG II-WX Limited, dated August 14, 2015.

(b)-(16)*	Limited Guarantee of Boyu Capital Fund II, L.P., dated August 14, 2015.

(b)-(17)*	Limited Guarantee of Hillhouse Capital Fund II, L.P., dated August 14, 2015.

(b)-(18)*	Limited Guarantee of Ping An Life Insurance Company of China, Ltd., dated August 14, 2015.

(b)-(19)*	Limited Guarantee of Temasek Life Sciences Private Limited, dated August 14, 2015.

(b)-(20)*	Limited Guarantee of Dr. Ge Li, dated August 14, 2015.

(c)-(1)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated July 13, 2015.

(c)-(2)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated August 13, 2015.

(c)-(3)	Opinion of Credit Suisse Securities (USA) LLC, dated August 13, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(1)	Agreement and Plan of Merger, dated as of August 14, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2013 Revision), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2015

WuXi PharmaTech (Cayman) Inc.

By	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

New WuXi Life Science Holdings Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

New WuXi Life Science Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

WuXi Merger Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

Dr. Ge Li

/s/ Ge Li
Ge Li

G&C Partnership L.P.

By:	Group & Cloud Limited its general partner

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

ABG II-WX Limited

By	/s/ Pang Andrew Chee On
Name:	Pang Andrew Chee On
Title:	Director

Boyu Capital Fund II, L.P.

By:	Boyu Capital General Partner II, L.P. its general partner

By:	Boyu Capital General Partner II, Ltd. its general partner

By	/s/ Yong Leong Chu
Name:	Yong Leong Chu
Title:	Director

Hillhouse Capital Fund II, L.P.

By:	Hillhouse Fund II Holdings GP, Ltd. its general partner

By	/s/ Tracy Ma
Name:	Tracy Ma
Title:	Director

Ping An Life Insurance Company of China. Ltd.

By	/s/ Ding Xinmin
Name:	Ding Xinmin
Title:	Chairman

Temasek Life Sciences Private Limited

By	/s/ Chia Song Hwee
Name:	Chia Song Hwee
Title:	Authorized Signatory

Dr. Ning Zhao

/s/ Ning Zhao
Ning Zhao

Mr. Xiaozhong Liu

/s/ Xiaozhong Liu
Xiaozhong Liu

Mr. Zhaohui Zhang

/s/ Zhaohui Zhang
Zhaohui Zhang

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company, dated , 2015 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated August 14, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 14, 2015.

(b)-(1)*	Debt Commitment Letter, by and among WuXi Merger Limited, Ping An Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., dated August 14, 2015.

(b)-(2)*	Debt Commitment Letter, by and among Group & Cloud Limited, Ping An Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., dated August 14, 2015.

(b)-(3)*	Equity Commitment Letter, by and between ABG II-WX Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(4)*	Equity Commitment Letter, by and between Boyu Capital Fund II, L.P., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(5)*	Equity Commitment Letter, by and between Hillhouse Capital Fund II, L.P., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(6)*	Equity Commitment Letter, by and between Ping An Life Insurance Company of China. Ltd., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(7)*	Equity Commitment Letter, by and between Temasek Life Sciences Private Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(8)*	Equity Commitment Letter, by and between Group & Cloud Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(9)*	Equity Commitment Letter, by and between Dr. Ge Li and Group & Cloud Limited, dated August 14, 2015.

(b)-(10)	Support Agreement, by and among New WuXi Life Science Limited, New WuXi Life Science Holdings Limited, G&C Partnership L.P., Hillhouse Capital Fund II, L.P. and certain management shareholders of WuXi PharmaTech (Cayman) Inc., dated August 14, 2015, incorporated herein by reference to Annex D to the Proxy Statement.

(b)-(11)*	Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., dated May 11, 2015.

(b)-(12)*	Amended and Restated Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Fund II, L.P., and Ping An Insurance (Group) Company of China. Ltd., dated July 2, 2015.

(b)-(13)*	Amendment to the Amended and Restated Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Fund II, L.P., ABG II-WX Limited, Ping An Insurance (Group) Company of China. Ltd., G&C Partnership L.P., Hillhouse Capital Fund II, L.P., and Ping An Life Insurance Company of China, Ltd., dated August 14, 2015.

(b)-(14)*	Interim Investors Agreement, by and among Dr. Ge Li, G&C Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Capital Fund II, L.P., Ping An Life Insurance Company of China, Ltd., New WuXi Life Science Holdings Limited, New WuXi Life Science Limited, and WuXi Merger Limited, dated August 14, 2015.

(b)-(15)*	Limited Guarantee of ABG II-WX Limited, dated August 14, 2015.

(b)-(16)*	Limited Guarantee of Boyu Capital Fund II, L.P., dated August 14, 2015.

(b)-(17)*	Limited Guarantee of Hillhouse Capital Fund II, L.P., dated August 14, 2015.

(b)-(18)*	Limited Guarantee of Ping An Life Insurance Company of China, Ltd., dated August 14, 2015.

(b)-(19)*	Limited Guarantee of Temasek Life Sciences Private Limited, dated August 14, 2015.

(b)-(20)*	Limited Guarantee of Dr. Ge Li, dated August 14, 2015.

(c)-(1)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated July 13, 2015.

(c)-(2)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated August 13, 2015.

(c)-(3)	Opinion of Credit Suisse Securities (USA) LLC, dated August 13, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(1)	Agreement and Plan of Merger, dated as of August 14, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2013 Revision), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed.